Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in thousands)	2011	2010	2009	2008	2007
EARNINGS:
Income before income taxes (1)	$312,822	$241,116	$349,165	$69,855	$529,253
Add (deduct):
Equity in earnings of unconsolidated entities	(83,566)	(97,318)	(96,800)	(91,981)	(90,033)
Distributions from unconsolidated entities	91,768	100,359	91,105	91,845	86,873
Amortization of capitalized interest	613	492	320	—	—
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(24,247)	(23,869)	(22,663)	(26,131)	(23,481)
	$297,390	$220,780	$321,127	$43,588	$502,612
Add fixed charges:
Consolidated interest expense (2)	65,614	61,555	78,199	78,535	85,408
Interest portion (1/3) of consolidated rent expense	44,130	42,550	41,305	37,254	35,208
	$407,134	$324,885	$440,631	$159,377	$623,228

FIXED CHARGES:
Consolidated interest expense (2)	$65,614	$61,555	$78,199	$78,535	$85,408
Capitalized interest	10,064	2,446	1,647	2,805	—
Interest portion (1/3) of consolidated rent expense	44,130	42,550	41,305	37,254	35,208
	$119,808	$106,551	$121,151	$118,594	$120,616

RATIO OF EARNINGS TO FIXED CHARGES	3.40	3.05	3.64	1.34	5.17

(1)          Includes non-cash charges related to losses on impairment as follows: 2009: $14.0 million; 2008: $386.7 million; 2007: $24.9 million.

Includes gain on investment and financial instruments as follows: 2011: $11.4 million; 2008: $16.6 million; 2007: $132.6 million

(2)          Interest expense on income tax contingencies is not included in fixed charges.